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As filed with the Securities and Exchange Commission on October 12, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

CYGNUS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	94-2978092

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
400 Penobscot Drive Redwood City, California 94063-4719 (650) 369-4300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
JOHN C HODGMAN Chairman, President & Chief Executive Officer CYGNUS, INC. 400 Penobscot Drive, Redwood City, California 94063-4719 (650) 369-4300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

STEVE PARKER Arnold & Porter 1600 Tysons Blvd. McLean, Virginia 22102	RICHARD V. SMITH Orrick, Herrington & Sutcliffe LLP 400 Sansome Street San Francisco, CA 94111

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registeration Fee

Common Stock, $.001 par value(2)	$29,000,000	$7,250

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(2)
Associated with the Common Stock are Series A Participating Preferred Stock Purchase Rights that will not be exercisable or be evidenced separately from the Common Stock prior to the occurrence of certain events.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 12, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

$29,000,000

Cygnus, Inc.

Common Stock

    This prospectus relates to the offer and sale of common stock of Cygnus, Inc. We are offering and selling shares with a total purchase price up to $29 million pursuant to the terms of an equity line agreement between us and Cripple Creek Securities, LLC. Cripple Creek is an underwriter in connection with the sale of the shares offered by this prospectus.

    We will sell the common stock at a price equal to the average of the two lowest volume-weighted average prices for the stock during the six trading days preceding the sale. The calculation of the volume-weighted average prices is subject to a minimum price we designate. For further information regarding the terms governing the issuance of shares under the equity line agreement, see "Description of Equity Line Agreement" on page 14.

    Our common stock is quoted on the Nasdaq National Market under the symbol "CYGN." On October 11, 2001, the last reported sale price for our common stock was $5.65 per share. Based on this price, we could issue up to a maximum of 5,132,743 shares under the equity line agreement.

    Investing in our common stock involves a high degree of risk. You should carefully read and consider the "Risk Factors" beginning on page 6.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2001

PROSPECTUS SUMMARY

    This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including "Risk Factors", as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to "we," "us," "our," or "Cygnus" in this prospectus mean Cygnus, Inc., and all references to "Cripple Creek" or "the underwriter" refer to Cripple Creek Securities, LLC.

    Cygnus, Inc. develops and manufactures diagnostic medical devices, utilizing proprietary technologies to satisfy unmet medical needs cost-effectively. The first such device is a frequent, automatic and non-invasive glucose monitoring device referred to as the GlucoWatch® biographer. On March 22, 2001, we received approval from the U.S. Food and Drug Administration to commercially distribute our GlucoWatch biographer in the United States as a prescription device for adults (age 18 years and older). As previously indicated by the FDA in their approvable letter to us, after commercialization, post-market evaluation studies are required. On August 7, 2001, we announced that we received approval from the FDA for our July 10, 2001 submission of our large-scale manufacturing of the AutoSensor, the consumable component of the GlucoWatch biographer. In August 2001, we also filed for FDA approval of our final assembly of the durable biographer.

    We believe that the number of people worldwide with diabetes is increasing. In the United States alone, we believe that more than 10 million people have been diagnosed with diabetes, with another six million having the condition but not yet diagnosed. Clinical studies sponsored by the United States National Institutes of Health (the "NIH") indicate that better management of glucose levels through more frequent testing and more frequent insulin injections would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger sticking and the associated disruption of daily life, most people with diabetes currently test their glucose levels less than half as often as recommended, resulting in limited information to make decisions that could better control glucose fluctuations. We believe this lack of information presents a significant unmet need for a new type of glucose monitoring device.

    To address this unmet need, our GlucoWatch biographer provides frequent, automatic and non-invasive glucose measurements and is intended for detecting trends and tracking patterns of glucose levels in adults, 18 years and older, who have diabetes. The device is intended for use at home and in health care facilities to supplement, not replace, information obtained from standard home blood glucose monitoring devices. The extracted glucose is collected in the AutoSensor, which is attached to the back of the biographer and replaced after 12 hours of measurements. Following a three-hour warm-up period and calibration from a finger stick blood measurement, the device is capable of providing up to 36 non-invasive glucose measurements over the 12 hours. The GlucoWatch biographer system (i.e., the biographer and AutoSensor) offers features such as alerts that indicate hypoglycemic and hyperglycemic conditions and event markers that record variables affecting glucose levels.

    We have begun our U.S. pilot marketing program in which we are introducing the GlucoWatch biographer in the United States initially on a limited basis to a small number of patients selected by designated physicians. We are conducting this program to learn more about patients' and caregivers' firsthand experiences with the GlucoWatch biographer. In March 2001, we signed a U.S. Market Research Agreement with Lifescan, Inc., a Johnson & Johnson company. Under the U.S. Market Research Agreement, Lifescan will have exclusive access for a limited period of time to data from this pilot marketing program and Lifescan has a right of first refusal with respect to a Comprehensive Collaboration Agreement from the signing of the U.S. Market Research Agreement to at least sixty days after market research data has been received by Lifescan. A Comprehensive Collaboration Agreement is defined in the U.S. Market Research Agreement as one company providing all commercial functions necessary to market, sell, supply, distribute and support customers in the United States. Neither party has any obligation to enter into a Comprehensive Collaboration Agreement.

    We have ongoing clinical research trials to possibly expand the intended use of the GlucoWatch biographer, including studies with children and adolescents (ages 7-17). On September 24, 2001, we announced that we have submitted a supplemental pre-market approval application to the FDA for use of the GlucoWatch biographer by children and adolescents (age 7-17) with diabetes. This application requests approval for a new indication for use in children and adolescents with diabetes and includes analysis of a recently completed clinical study on 66 subjects. Additionally, we have begun outcome studies designed to demonstrate the benefits of our GlucoWatch biographer, collecting information that can become part of efforts to secure reimbursement for patients, hospitals and physicians from managed care organizations.

    We are preparing for a broad launch of the GlucoWatch biographer in the United States. We have initiated professional education programs to introduce our technology to physicians and other diabetes health care professionals. In order to meet the anticipated demand for our product, we need to increase our manufacturing capacity for the AutoSensor and biographer. The FDA recently approved our supplemental pre-market approval application for our large-scale AutoSensor manufacturing. Our contract with Sanmina Corporation allows Sanmina to both manufacture certain components of the biographer and to perform final assembly of the biographer. In order to reduce the cost of manufacturing and to increase capacity, we have decided to take over final assembly of the biographer. We are in discussions with companies regarding a possible sales alliance for a broad U.S. launch. We have also developed, and continue to develop, a number of enhancements to the GlucoWatch biographer's performance and user convenience, and are developing a future product utilizing communication by radio frequency.

    The GlucoWatch biographer is commercially available in the United Kingdom. We have a CE Certificate, indicating that the product has met the essential requirements and other criteria of the European Community Directive 93/42/ECC, Annex V, Section 3.2. The CE Certificate is required for selling products in the European Community. In the United Kingdom, our initial focus has been to educate and train diabetes clinics, as it is essential that these health care professionals be knowledgeable about the GlucoWatch biographer prior to the initiation of patient awareness programs. Our field representatives have already trained approximately 300 diabetes clinics. We are undertaking marketing programs to promote enhanced awareness and interest among patients in the United Kingdom.

    It has been our priority to establish alliances to allow us to successfully develop, manufacture and commercialize the GlucoWatch biographer. We have already entered into several agreements, including the following:

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  a patent license agreement with The Regents of the University of California;

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  supply and manufacturing agreements, including those with Corium International, E.I. du Pont de Nemours and Company, Hydrogel Design Systems, Inc., Key Tronic Corporation, and Sanmina Corporation, among others; and

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  an outsource logistics service contract with Livingston Healthcare Services, Inc. to provide receiving, storage, customer service, technical support and shipment in the United States, as well as logistics and customer service contracts with companies for the United Kingdom.

    We have a limited operating history and we have not reported an operating profit for any year since our inception. We expect our net losses to continue for the foreseeable future. At June 30, 2001, our accumulated deficit and net capital deficiency were approximately $233.8 million and $11.7 million, respectively. We have no experience developing, manufacturing, or commercializing diagnostic products, and there have been no sales of our GlucoWatch biographer in the United States to date.

    Our headquarters are located at 400 Penobscot Drive, Redwood City, California 94063 and our telephone number is 650-369-4300.

THE OFFERING

    This prospectus relates to the offer and sale of Cygnus' common stock pursuant to the terms of an equity line agreement between Cygnus, Inc. and Cripple Creek Securities, LLC. Under the terms of the agreement, we can sell shares of our common stock up to a maximum aggregate price of $29 million through December 31, 2004. We will sell the common stock to Cripple Creek at a purchase price equal to the average of the two lowest volume-weighted average prices for our stock during the six trading days preceding the sale. The determination of the purchase price is also subject to a minimum price that we designate. We may cause Cripple Creek to purchase shares over discrete investment periods of either one, two or three months. Cripple Creek may require us to sell them additional shares over the same investment periods subject to our ability to limit or cancel their option to purchase. The hypothetical maximum number of shares purchased under the equity line using Cygnus' closing share price of $5.65 on October 11, 2001 is 5,132,743 shares. Additionally, Cripple Creek is entitled to receive warrants, on an annual basis, to purchase shares of Cygnus' common stock based upon the amount of common stock purchases made under the equity line in the previous calendar year. The hypothetical maximum number of warrants available under the equity line using Cygnus' closing share price of $5.65 on October 11, 2001 is 513,274 warrants.

RISK FACTORS

    In determining whether to invest in the common stock, you should carefully consider the information below in addition to all other information provided to you in this prospectus, including the information incorporated by reference in this prospectus.

    We may not continue to receive regulatory approval on our products from the Food and Drug Administration and/or foreign agencies. If we do not receive regulatory approval, we will not be able to sell our products or generate revenue in that jurisdiction.

    The design, manufacturing, labeling, distribution and marketing of our products are subject to extensive and rigorous government regulation in the United States and certain other countries where the process of obtaining and maintaining required regulatory clearance or approvals is lengthy, expensive and uncertain. The FDA may not approve enhancements and possible manufacturing changes to the GlucoWatch biographer and AutoSensor or it may require us to file one or more new pre-market approval applications rather than allowing us to supplement our existing pre-market approval application, which was approved in March 2001. In addition, a delay in FDA approvals could substantially negatively impact our ability to broadly launch our product in the United States because, without such approvals, we cannot increase our manufacturing capacity and reduce our manufacturing costs for the GlucoWatch biographer and AutoSensor. Regulatory requirements and procedures also vary on a country-by-country basis, and we may not be able to obtain regulatory approval in foreign countries. Moreover, even if regulatory approval is granted, such approval may include significant limitations on intended uses for which any such products could be marketed.

    A medical device and its manufacturer are subject to continual review after approval, and later discovery of previously unknown problems with a product or the manufacturing process may result in restrictions on such product or the manufacturer, including withdrawal of the product from the market. Failure to comply with applicable regulatory requirements may result in, among other things, fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, new government regulations may be established that could delay or prevent regulatory approval of our potential products. We are also subject to federal, state and local regulations regarding workplace safety, environmental protection and hazardous material controls, among others, and failure to comply with these regulations may result in similar consequences to those discussed above.

    In order for us to market our products in foreign jurisdictions, we and our distributors and agents must obtain required regulatory registrations or approvals and otherwise comply with extensive regulations regarding safety, efficacy and quality in those jurisdictions. Specifically, certain foreign regulatory bodies have adopted various regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. These regulations vary from country to country. Failure to receive foreign regulatory approvals could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will obtain required regulatory registrations or approvals in such countries or that we will not be required to incur significant costs in obtaining or maintaining such regulatory registrations or approvals. Delays in obtaining any registrations or approvals required to market our products, failure to receive these registrations or approvals or future loss of previously obtained registrations or approvals could have a material adverse effect on our business, financial condition and results of operations.

    Our product pipeline is severely limited, so the failure of any one product could result in the failure of our entire business.

    In 1999, we sold substantially all of the assets of our drug delivery business segment to Ortho-McNeil Pharmaceutical, Inc., a Johnson & Johnson Company, and terminated our remaining drug delivery projects. We are now exclusively focused on diagnostic medical devices, initially on a line of frequent, automatic and non-invasive glucose monitoring devices. A narrow range of products subjects us to the risk of not having alternative sources of revenue if we are unable to commercialize our narrow line of products. We may not be successful with a non-diversified line of products. A failure of our initial product, the GlucoWatch biographer, could cut off our only potential source of revenue and result in the failure of our entire business, as could the failure of any of our future products.

    For Cygnus to be successful, we will need to continue to develop glucose monitoring products that address the needs of people with diabetes. Enhanced glucose monitoring products based on our technologies are currently under development. In addition, we will be evaluating new products outside of the glucose monitoring field that can utilize our diagnostic technologies. These products would require significant additional development and investment, including preclinical and clinical testing, prior to their commercialization. From time to time, we have experienced delays or setbacks in the development of certain of our products. For example, in the past, we experienced development delays in the miniaturization of the GlucoWatch biographer. There can be no assurance that we will be able to successfully address problems that may arise during the development and commercialization processes. In addition, there can be no assurance that GlucoWatch biographer enhancements or future products can or will be successfully developed, prove to be safe and effective in clinical trials, meet applicable regulatory standards, be capable of being manufactured in commercial quantities at a reasonable cost, be marketed successfully or achieve market acceptance. If any of our development programs are not successfully completed, required regulatory approvals or clearances are not obtained or products for which approvals or clearances are obtained are not commercially successful, our business, financial condition and results of operations could be materially adversely affected.

    Our business is subject to the risks inherent in the development of new products using new technologies and approaches. There can be no assurance that unforeseen problems will not develop with these technologies or applications, that we will be able to successfully address technological challenges we encounter in our research and development programs or that we will be able to develop commercially feasible products.

    We do not have medical device manufacturing, marketing, sales or distribution experience. If we are unable to make satisfactory arrangements for each of these, we may be unable to successfully commercialize our products.

    We may encounter problems in manufacturing, commercially scaling-up, marketing, selling or distributing our GlucoWatch biographer. We do not have any experience in any of these areas in the medical device field. To successfully manufacture, market, sell and distribute the GlucoWatch biographer and our other glucose monitoring products under development, we must either develop these capabilities ourselves or enter into arrangements with third parties. We may not succeed in either course of action. If we attempt to develop our own capabilities, we will incur significant start-up expenses and we will compete with other companies that have experienced and well-funded operations. If we enter into arrangements with third parties, any revenues we receive will depend on the third party, and we will likely have to pay fees, sales commissions or similar amounts. If we are unable to make satisfactory arrangements, we may be unable to successfully commercialize our products or may experience delays in commercialization.

    Our GlucoWatch biographer and AutoSensor have been manufactured for commercial sale on a limited basis, and we have no experience manufacturing the volumes that would be necessary for us to achieve significant commercial sales. To successfully commercialize the GlucoWatch biographer and AutoSensor, we will have to manufacture the device in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining performance and quality of the product and a commercially feasible cost of manufacturing. There can be no assurance that we will be able to establish and maintain reliable, full-scale manufacturing of the GlucoWatch biographer and AutoSensor at commercially reasonable prices. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving product performance, production yields, quality control and assurance, and shortages of personnel. In addition, manufacturing facilities will be subject to extensive regulations, including international quality standards and other regulatory requirements. Difficulties encountered in manufacturing scale-up or failure by us to implement and maintain manufacturing facilities in accordance with international quality standards or other regulatory requirements could result in a delay or termination of production, which could have a material adverse effect on our business, financial condition and results of operations.

    In the past, we have experienced these problems in scaling up our transdermal drug delivery products for commercial launch. There can be no assurance that similar problems will not be encountered in the future with our new diagnostic devices. In addition, there can be no assurance that we will be able to achieve and maintain product performance, quality and reliability if and when we are able to produce our GlucoWatch biographer and AutoSensor in the quantities required for commercialization, or that the GlucoWatch biographer and AutoSensor will be able to be manufactured and assembled at an acceptable cost.

    We need to rely on agreements with third parties in order to commercialize our products in the United States and other countries. If we are unable to secure these necessary agreements, we may not be able to sell our products or generate revenue.

    One of our priorities is, and has been, to establish alliances to secure commercialization functions in the United States and other countries for the GlucoWatch biographer. In the United States, we have an outsource logistics service contract with Livingston Healthcare Services, Inc. for distribution and customer service. We also have an agreement with Lifescan, Inc. relating to our pilot marketing program in the United States. We do not currently have an alliance to provide the sales function in the United States. In the United Kingdom, we have logistics and customer service contracts in place, and we handle the sales function. We may never be able to enter into a sales alliance in the United States or necessary commercialization agreements in countries outside the United States and United Kingdom. If we are unable to secure these necessary agreements, we may not be able to sell our products or, even if such sales are possible, to broadly launch our products in the United States and other countries.

    Third parties performing these outsourced capabilities may, for competitive reasons, support directly or indirectly a company or product that competes with one of our products. If a third party terminates an arrangement, cannot fund or otherwise satisfy its obligations under its arrangements or disputes or breaches a contractual commitment, then we would likely be required to seek an alternative third party. If we were unable to find a replacement third party to perform or fund the activities of the current third party, or we were unable to assume these activities ourselves, our capital requirements could increase substantially.

    We will need additional financing and it may not be available. If adequate funds are not available or are not available on acceptable terms, we may be unable to commercialize or enhance our products, take advantage of future opportunities or respond to competitive pressures, and any of these situations could negatively impact our business.

    In order to commercialize and scale up production of our GlucoWatch biographer, as well as continue to develop our diagnostic product line, we will require substantial resources. In addition to our current financing instruments, we may seek additional funding through public or private financings, including debt or equity financings. We may also seek other arrangements, including collaborative arrangements. Any additional equity financings may dilute the holdings of current stockholders. Debt financing, if available, may restrict our ability to issue dividends in the future and take other actions. We may not be able to obtain adequate funds when we need them from financial markets or arrangements with commercialization partners or other sources. Even if funds are available, they may not be on acceptable terms. If we cannot obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our commercialization and development activities, license or sell products or technologies that we would otherwise seek to develop ourselves, or declare bankruptcy. The amounts and timing of future expenditures will depend on progress of manufacturing our GlucoWatch biographer, the FDA regulatory process, ongoing research and development, results of clinical trials, rates at which operating losses are incurred, executing possible commercialization agreements, developing our products and other factors, many of which are beyond our control.

    We are highly leveraged and may be unable to service our debt or satisfy our other obligations. If we cannot pay amounts due under our obligations, we may need to refinance all or a portion of our existing debt, sell all or a portion of our assets or sell equity securities.

    As of June 30, 2001, we had total liabilities, including unamortized debt discount of $3.7 million, of approximately $51.8 million, of which $16.3 million is scheduled to become due and payable within 12 months. The degree to which we are leveraged could limit our ability to obtain financing for working capital, commercialization of products or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations and other liabilities depends upon our future performance, which will depend upon financial, business and other factors, many of which are beyond our control. If we cannot generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness and we cannot borrow sufficient funds either under our credit facilities or from other sources, we may need to refinance all or a portion of our existing debt, sell all or a portion of our assets, or sell equity securities. We may not successfully complete any of these courses of action. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding-up of our business or upon default or acceleration relating to our debt obligations, our assets will first be available to pay the amounts due under our debt obligations. Holders of common stock would only receive the assets remaining, if any, after payment of all indebtedness and preferred stock, if any.

    We have incurred substantial losses, have a history of operating losses, have an accumulated deficit and expect continued operating losses.

    We reported a net loss from continuing operations of $18.0 million for the six months ended June 30, 2001 and have experienced annual operating losses since our inception. As of June 30, 2001, our accumulated deficit was approximately $233.8 million and our net capital deficiency was approximately $11.7 million. We expect to continue to incur operating losses at least until we have significant sales, if we ever do, of the GlucoWatch biographer. We may never generate significant revenues or achieve profitability. We may fail in our efforts to introduce our products or to obtain required additional regulatory clearances. Our products may never gain market acceptance, and we may never generate revenues or achieve profitability. Our revenues to date have been derived primarily from product development and licensing fees related to our products under development and manufacturing and royalty revenues from our discontinued operations. If we obtain additional regulatory approvals, we expect to significantly increase our level of expenditures for sales, marketing and general and administrative activities in connection with product commercialization, and these expenditures will precede commercial revenues, if any.

    Our stock price is volatile, and you may not be able to resell Cygnus shares at or above the price you paid, or at all.

    The market price for shares of our common stock has been highly volatile. The following factors may have a significant impact on the market price of Cygnus' common stock:

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  regulatory approvals or delays for our products or products of our competitors,

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  announcements of technological innovations,

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  commencement or termination of strategic relationships,

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  new product introductions by us or our competitors,

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  changes in securities analysts' recommendations,

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  developments relating to our patent or proprietary rights or those of our competitors, and

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  period-to-period fluctuations in financial results.

    In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years and even in recent months that have particularly affected the market prices of many medical technology companies, unrelated to the operating performance of these companies. Fluctuations or decreases in the trading price of our common stock may discourage investors from purchasing our common stock. In the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs to us and divert management's attention and resources from commercializing our GlucoWatch biographer.

    Ownership dilution caused by the issuance of shares under the equity line agreement or by additional shares of our common stock becoming available for sale in the future could lower our stock price. If our stock price declines, you may not be able to resell our shares at or above the price you paid, or at all.

    Under the equity line agreement, each month we may sell up to $4 million of common stock and Cripple Creek may exercise its option to purchase, subject to our approval, up to an additional $3 million of common stock during each month in an investment period. The total number of shares that may be issued under the equity line depends on the market price of our common stock at the time that the shares are sold, on whether we choose to sell shares and on the number of shares we choose to sell. The following table illustrates hypothetically the effect that variations in the market price in our common stock and resulting variations in sales prices to Cripple Creek have on the number of shares issued in a one month period, assuming that we choose to sell all possible shares under the equity line. This table illustrates hypothetically how the ownership dilution resulting from the sale of the maximum number of shares available under the equity line increases as the market value of our common stock declines.

Price Per Share	Number of Shares Issued Based on a $7 Million Maximum
(one month)
$20	350,000
$15	466,667
$10	700,000
$5	1,400,000

    Our decision to choose to sell all possible shares under the equity line would be influenced by whether it is in the best interests of our stockholders to sell at lower market prices, given our financing requirements and access to alternative sources of financing.

    Under the new equity line described in this prospectus, we have agreed to issue warrants to Cripple Creek to purchase shares in an amount equal to 10 percent of the number of shares issued under the equity line in any given year. The warrants will be issued after the end of each calendar year. The warrants are exercisable for five years from the date they are issued at an exercise price based on the weighted average prices at which shares were sold during the preceding calendar year.

    If our stock trades below $3 per share for 30 consecutive trading days, our shares could be de-listed from the Nasdaq Stock Market. If our shares are de-listed, our stockholders may experience substantially decreased liquidity in their shares, and the outstanding amounts under our Convertible Debenture could become immediately due and payable.

    Our stock is currently traded on the Nasdaq Stock Market. For continued listing, Nasdaq normally requires companies, such as ours, without at least $4 million in net tangible assets, to maintain a minimum closing bid of $3 per share for 30 consecutive business days. A company whose stock does not meet this criterion may be put on probationary notice. If, after probationary notice, such a stock has not maintained a $3 bid price for 10 consecutive trading days over the next 90 days, Nasdaq may institute de-listing proceedings. As a result of the tragic events in the United States on September 11, 2001 and the ensuing extraordinary market conditions, Nasdaq has suspended these requirements until January 2, 2002. In the event Nasdaq were to institute de-listing procedures on our stock, we plan to explore the possibility of a reverse stock split to maintain our listing. If our stock were de-listed from the Nasdaq Stock Market, our stockholders would find it more difficult to dispose of their shares or obtain accurate quotations as to their market value, and the market price of our stock would likely decline further.

    Additionally, under the terms of our Convertible Debenture, we are required to maintain our listing with Nasdaq. As of June 30, 2001, we have outstanding convertible debentures in the amount of $20.1 million (including accrued interest). In the event our shares are de-listed, the holders could assert that a default has occurred. A default would result in all outstanding principal and interest becoming immediately due and payable. Payment of these amounts would require us to obtain alternative financing, which may not be available on acceptable terms, if at all, and could lead to bankruptcy.

    Intense competition in the market for glucose diagnostic products could prevent us from increasing or sustaining our revenues and prevent us from achieving or sustaining profitability.

    The medical device industry, particularly the market encompassing our GlucoWatch biographer, is intensely competitive and we will compete with other providers of personal glucose monitors. Currently the market is dominated by finger stick blood glucose monitoring products sold by a few major companies. These companies have established products and distribution channels. Finger stick glucose monitoring presents a number of barriers to generating more frequent blood glucose measurements, including the pain of repetitive finger sticking and the disruption of normal activities, as often people with diabetes do not want to go through the finger stick process in public. Several companies are developing alternative invasive, semi-invasive, minimally invasive or non-invasive methods to monitor glucose levels in a less painful or painless manner, as well as on a continuous or continual basis. Companies are attempting to develop a variety of methods to extract interstitial fluid and measure the glucose concentration therein. Another technology that some companies are pursuing is the use of infrared spectroscopy, which uses radiation to measure glucose levels. We are not aware of any products under development that offer the range of potential benefits of the GlucoWatch biographer. However, there can be no assurance that other products will not be more accepted in the marketplace than the GlucoWatch biographer or will not render our devices noncompetitive or obsolete. Additionally, the GlucoWatch biographer or our other enhanced products under development may fail to replace any currently used devices or systems. A number of companies have developed or are seeking to develop new drugs to treat diabetes that could reduce demand for glucose monitoring systems. In addition, many of our competitors and potential competitors have substantially greater resources, research and development staffs and facilities than we do and have significantly greater experience in developing, manufacturing and marketing glucose monitoring devices. Competition within the glucose monitoring industry could also result in price reductions for glucose monitoring devices such that we may not be able to sell the GlucoWatch biographer at a price level adequate for us to realize a return on our investment.

    If the market does not accept our new type of products, we may not generate revenues and achieve or sustain profitability.

    We are focusing our efforts on a line of frequent, automatic and non-invasive glucose monitoring devices. The market may not accept our products, given that they are different from the established finger stick glucose monitors currently on the market. Additionally, some of our competitors have announced, and others may be developing, new glucose monitoring devices that are frequent, automatic and less invasive. The introduction of competing products may decrease our future market sales.

    If patients, hospitals and physicians do not receive reimbursement from third-party health care payers, our products may not be adopted.

    Successful commercialization of our products may depend in part on the availability of reimbursement from third-party health care payers, such as private insurance plans and the government, to patients, hospitals and physicians who purchase our products. There can be no assurance that such reimbursement will be available. We are conducting outcome studies for pursuing reimbursement; however, reimbursement for patients, hospitals and physicians may not be available in a sufficient time frame. Third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new diagnostic products. Adequate levels of reimbursement may not be available for patients, hospitals and physicians. If such levels are not available, we may not be able to achieve market acceptance of the GlucoWatch biographer or other new products under development or we may not be able to maintain price levels sufficient to realize an appropriate return on our investment. In the United States and other countries, the period of time needed to obtain such reimbursement for patients, hospitals and physicians can be lengthy. We may need to delay the launch of our products in some countries until we have established eligibility for reimbursement. This delay could potentially harm our business.

    We depend on third-party suppliers. Any interruption in the supply of system components or the pricing of these components could prevent us from manufacturing our products.

    The GlucoWatch biographer is manufactured from components purchased from outside suppliers, most of whom are our single source for such components. If we are unable, for whatever reason, to obtain these components from our suppliers or if the components obtained from these suppliers do not pass quality standards, we will be required to obtain the components from alternative suppliers. Additionally, in the event a current supplier is unable to meet our component requirements, we might not be able to rapidly find another supplier of the particular component or an alternative supply at the same price or lead time. An interruption in the supply of the GlucoWatch biographer components or excessive pricing of these components could prevent us from manufacturing our products.

    We depend on proprietary technology. If we fail to obtain patent protection for our products, preserve our trade secrets and operate without infringing upon the proprietary rights of others, we may not generate profits.

    Our success depends in large part on our ability to obtain patent protection for our products, preserve our trade secrets and operate without infringing upon the proprietary rights of others, both in the United States and abroad. Currently, most pending patent applications in the United States are maintained in secrecy until issuance, and publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months. Thus, we may not have been the first to file patent applications on our inventions or we may have infringed upon third-party patents. Our patent applications may fail to issue any patents. Any patents that are issued may not provide competitive advantages for our products or may be challenged or circumvented by our competitors. We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our employees, suppliers and consultants. These agreements could be breached, and we might not have adequate remedies for any breach. Additionally, our trade secrets could otherwise become known or be independently developed by our competitors. Any litigation, in the United States or abroad, as well as foreign opposition and/or domestic interference proceedings, could result in substantial expenses to us and significant diversion of effort by our technical and management personnel. We may resort to litigation to enforce our patents or protect trade secrets or know-how, as well as to defend against infringement charges. A negative determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, necessary licenses may not be available to us on satisfactory terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products.

    We may be subject to product liability claims that are costly to defend and could limit our ability to use some technologies in the future.

    The design, development, manufacture and use of our medical products involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or allegations that the product caused harm. We currently maintain product liability insurance, but it is expensive and difficult to obtain and may not be available in the future on acceptable terms. We may become subject to product liability claims, our current insurance may not cover any claims, and adequate insurance may not be available on acceptable terms in the future. We could be held liable for damages in excess of the limits of our insurance coverage, and any claim or product recall could create significant adverse publicity.

    The competition for qualified personnel is particularly intense in our industry and in northern California. If we are unable to retain or hire key personnel, we may not be able to sustain or grow our business.

    Our ability to operate successfully and manage our potential future growth depends significantly upon retaining key scientific, technical, manufacturing, sales, marketing, managerial and financial personnel, and attracting and retaining additional highly qualified personnel in these areas. We face intense competition for such personnel, and we may not be able to attract and retain these individuals. We compete with numerous pharmaceutical, health care and software companies, as well as universities and nonprofit research organizations in the highly competitive northern California business area. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could prevent us from sustaining or growing our business. Our success will depend in large part on the continued services of our scientific, managerial and manufacturing personnel. There can be no assurance that we will continue to be able to attract and retain sufficient qualified personnel.

    We do not pay dividends and do not anticipate paying any dividends in the future, so any short term return on your investment will depend on the market price of our shares.

    We have never declared or paid cash dividends on our common stock. Our current bank term loan agreement precludes us from paying dividends to stockholders. We currently intend to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future. Any short term return on your investment will depend only on the market price of our shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under "Cygnus, Inc." and "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus, including in the documents incorporated by reference, that are not statements of historical fact. Forward-looking statements include, but are not limited to, statements about:

  •
  our ability to manufacture and scale-up commercially the GlucoWatch biographer and AutoSensor;

  •
  plans for manufacturing changes through the pre-market approval supplement process;

  •
  plans for commercialization alliances;

  •
  our ability to achieve market acceptance of the GlucoWatch biographer; and

  •
  plans for enhancements.

    In some cases, you can identify these statements by words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference.

    We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. Cripple Creek is offering to sell, and seeking offers to buy, only the shares of Cygnus common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so.

USE OF PROCEEDS

    We expect that any net proceeds from the equity line will be used for manufacturing and commercialization expenditures in support of our GlucoWatch biographer and for general corporate purposes, including working capital.

    We could receive up to $29 million in proceeds in connection with this offering, after deducting the estimated offering expenses. The actual amount of proceeds from the equity line will depend upon whether we elect to sell our common stock under the terms of the equity line, which depends in large part upon the prevailing market prices of our common stock during the term of the equity line. There can be no assurance that we will issue any shares or receive any proceeds from the equity line.

DESCRIPTION OF EQUITY LINE AGREEMENT

    We entered into an equity line agreement with Cripple Creek in June 1999. After selling shares for approximately $26,000,000 under the June 1999 equity line, we terminated that equity line and entered into a new equity line on March 23, 2001. As of August 31, 2001, we had sold shares for approximately $20,000,000 out of a maximum of $33,000,000 under our March 2001 equity line. We will sell shares for the remaining $13,000,000 under the March 2001 equity line before we begin selling any shares under the new equity line described in this prospectus. The shares covered by this prospectus are being issued under a new Structured Equity Line Flexible Financing Agreement, dated October 1, 2001.

    Under the new equity line agreement, subject to the satisfaction of various conditions, we may require Cripple Creek to purchase shares of our common stock for an aggregate purchase price of up to $29,000,000. The equity line agreement will terminate upon the earliest of the following events:

  •
  December 31, 2004;

  •
  the actual sale of shares under the equity line agreement with an aggregate purchase price of $29,000,000; or

  •
  upon other conditions such as our right to end the agreement at any time.

    We may, at our sole option and discretion, subject to the satisfaction of conditions and limitations, require Cripple Creek to purchase shares from us during discrete investment periods of one, two or three months, respectively. The following table illustrates the maximum aggregate purchase price for the respective investment periods, the resulting hypothetical maximum number of shares purchased using Cygnus' closing share price of $5.65 on October 11, 2001 and the percentage of outstanding shares that this estimated number of shares represents:

		Representative Investment Period
		One Month	Two Months	Three Months
(1)	Maximum value of shares that Cygnus can require Cripple Creek to purchase	$4.0m	$8.0m	$12.0m
(2)	Maximum value of additional shares that CrippleCreek can require Cygnus to sell	$3.0m	$6.0m	$9.0m

(3)	Subtotal of (1) and (2)	$7.0m	$14.0m	$21.0m
(4)	Maximum number of shares using $5.65 share price	1,238,938	2,477,876	3,716,814
(5)	Percentage of outstanding shares (30,952,090 shares outstanding as of August 31, 2001)	4%	8%	12%

    Cripple Creek may satisfy these obligations by purchasing up to 5% more or less than the total aggregate dollar amount of these obligations. At least three trading days prior to the beginning of an investment period, we are required to notify Cripple Creek of the dollar amount of common stock required to be purchased by Cripple Creek, if any, during the investment period. We will sell the shares at a price equal to the average of the two lowest volume-weighted average prices for the common stock during the six trading days preceding the date that Cripple Creek purchases the shares from us. In no event may the purchase price be lower than a designated minimum per share price that we have established. If the investment period is for a period greater than one month, then we may reset the minimum per share price after every month.

    Cripple Creek's obligation to purchase shares of common stock during any investment period is subject to the satisfaction of various conditions, including:

  •
  our registration statement must remain effective under the Securities Act of 1933, as amended;

  •
  our common stock must continue to trade on the Nasdaq National Market; and

  •
  Cripple Creek may not become the beneficial owner, at any time, of more than 9.9% of the outstanding shares of our common stock.

    The equity line agreement also provides limitations on the amount of common stock that may be sold, which may be less than the amount specified in the notices requesting purchase of shares. Specifically, the amount of common stock sold during each investment period may, at Cripple Creek's option, be limited to the lesser of:

  •
  the amount indicated in the share purchase request notices, if any,

  •
  an amount equal to 8% of the aggregate value of open market trading for each trading day during the investment period immediately preceding the current investment period on which the stock price is above the minimum price for such preceding investment period, or

  •
  an amount equal to 8% of the aggregate value of open market trading for each trading day during the current investment period on which the stock price is above the minimum price for the current investment period.

    In addition, the equity line also provides for a pro rata reduction in the amount of common stock that may be sold if there are any trading days during the period in which the volume-weighted average price of the common stock is below the minimum price that was established for the investment period.

    We have also agreed to issue to Cripple Creek warrants to purchase 10% of the amount of shares purchased by Cripple Creek in each calendar year under the equity line agreement. The warrants will be issued to Cripple Creek shortly after the end of each calendar year. There will either be a series of warrants issued or one warrant issued covering the number of additional shares that can be purchased by Cripple Creek. Assuming that we sell the maximum number of shares permitted under the equity line agreement and using our closing share price of $5.65 on October 11, 2001, the hypothetical maximum number of warrants to be issued to Cripple Creek under the equity line is 513,274 warrants. The warrants are exercisable for 5 years from the date they are issued. Cripple Creek may not exercise the warrants to the extent that such exercise would result in Cripple Creek becoming the beneficial owner of more than 9.9% of the outstanding shares of our common stock. The exercise prices for the warrants are determined by various formulas that utilize the weighted average purchase prices paid for shares in the preceding calendar year. If the weighted average of the purchase prices is $10.00 or more, then the warrant exercise price per share will be 120% of the weighted average of the purchase prices paid for shares in the preceding calendar year. If the weighted average of the purchase prices is less than $10.00, then the warrant exercise price per share will itself be determined through a weighted average calculation using 150% and 120% of the weighted average of the purchase prices paid in the preceding calendar year. We have agreed to register the shares issuable upon exercise of any warrants that are issued to Cripple Creek under the equity line.

    We may terminate the equity line at any time without further obligation to Cripple Creek. Cripple Creek may terminate the equity line without further obligation to us if we breach the equity line agreement or if Cripple Creek determines, in its reasonable discretion, that the adoption of, or change in, or any change in the interpretation or application of, any law, regulation, rule, guideline or treaty makes it illegal or materially impractical for Cripple Creek to fulfill its obligations under the equity line agreement.

    Cripple Creek has advised us that it may sell the common stock offered by this prospectus from time to time primarily in transactions on the Nasdaq National Market or in other types of transactions, including those described in the "Plan of Distribution" section in this prospectus.

    The equity line agreement provides that we must indemnify Cripple Creek in some circumstances against liabilities, including liabilities under the Securities Act of 1933, and contribute to payments that Cripple Creek may be required to make in respect of those liabilities. Cripple Creek is required by the equity line agreement to indemnify us in some circumstances against liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that we may be required to make in respect of those liabilities.

    Cripple Creek may create a short position in the common stock for its own account by selling more shares of common stock than we have actually sold to it under the equity line. Cripple Creek may elect to cover any short position by delivering shares of common stock purchased in the open market or shares of common stock purchased pursuant to a particular share purchase request notice. Cripple Creek will deliver a prospectus to all purchasers of shares in short sales which Cripple Creek covers with purchases under the equity line. Purchasers of shares sold pursuant to such short sales may be entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement. Under the equity line agreement, Cripple Creek is prohibited from making any sales with the intention of reducing the price of our common stock to its benefit.

PLAN OF DISTRIBUTION

    Cripple Creek may sell the shares it purchases under the equity line agreement by one or more of the following methods:

  •
  on the Nasdaq National Market, or such other exchange on which Cygnus' common stock may from time to time be trading;

  •
  in privately negotiated transactions or otherwise;

  •
  at fixed prices that may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such market prices or at negotiated prices;

  •
  block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal;

  •
  an exchange distribution in accordance with the rules of such exchange;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  short sales; or

  •
  a combination of any of the above methods of sale.

    In effecting sales, brokers and dealers engaged by Cripple Creek may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Cripple Creek, or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser, in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with Cripple Creek to sell a specified number of shares at a stipulated price per share. To the extent a broker-dealer is unable to sell a specified number of shares acting as agent for Cripple Creek, the broker-dealer will purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Cripple Creek. Broker-dealers who acquire shares as principal may resell the shares from time to time in transactions that may involve block transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above.

    Cripple Creek is an "underwriter" as defined in the Securities Act of 1933 in connection with the sale of the shares offered by this prospectus. Any broker-dealers or agents that participate with Cripple Creek in sales of the shares may be considered to be "underwriters" within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are considered to be "underwriters," then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

    From time to time Cripple Creek may engage in short sales, short sales against the box, puts and calls and other transactions in Cygnus' common stock, and may sell and deliver the shares in connection with these transactions or to settle securities loans. If Cripple Creek engages in such transactions, the price of our common stock may be affected. Under the equity line, Cripple Creek may not make any sales with the intention of reducing the price of our common stock. From time to time Cripple Creek may pledge its shares pursuant to the margin provisions of its agreements with its brokers. Upon a default by Cripple Creek, the broker may offer and sell the pledged shares from time to time.

    Cripple Creek and any other persons participating in the sale or distribution of the shares will be subject to the Securities Exchange Act of 1934 and the related rules and regulations, including Regulation M, to the extent it applies. The Exchange Act and related rules may limit the timing of purchases and sales of any of the shares by Cripple Creek or any other such person which may affect the marketability of the shares. Cripple Creek also must comply with the applicable prospectus delivery requirements under the Securities Act of 1933 in connection with the sale or distribution of the shares. Cripple Creek has advised us that it is a registered broker-dealer under the Securities Exchange Act of 1934.

    We are required to pay certain fees and expenses incident to the registration and purchase of the shares by Cripple Creek. We must also keep the registration statement, of which this prospectus is a part, effective in order for Cripple Creek to continue to purchase shares under the equity line agreement.

LEGAL MATTERS

    Selected legal matters with respect to the validity of common stock offered by this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual report on form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the SEC at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by Cripple Creek and contains this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to Cygnus and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC as described in the preceding paragraph.

    Information about us is also available at the Nasdaq National Market, where our common stock is listed.

IMPORTANT INFORMATION INCORPORATED BY REFERENCE

    The Securities and Exchange Commission allows Cygnus to "incorporate by reference" the information Cygnus files with them, which means that we can disclose important business and financial information about us to you that is not included in or delivered with this prospectus by referring you to those documents.

    The information incorporated by reference is considered to be part of this document. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus:

  1.
  Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

  2.
  Periodic Reports on Form 10-Q for the fiscal quarters ended March 31, 2001 and June 30, 2001;

  3.
  Current Reports on Form 8-K dated March 8, 2001, March 23, 2001, July 23, 2001, August 8, 2001, September 13, 2001 and September 27, 2001;

  4.
  The description of common stock contained in Cygnus' registration statement Form 8-A No. 000-18962 filed on December 21, 1990; and

  5.
  The description of our Series A Junior Participating Preferred Stock contained in the registration statement on Form 8-A12B/A filed on December 14, 1998.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Cygnus, Inc.
400 Penobscot Drive
Redwood City, California 94063
Attention: Corporate Communications
Telephone requests may be directed to: (650) 369-4300
Facsimile requests may be directed to: (650) 599-2503

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the SEC registration fee.

Amount
SEC registration fee	$7,250
Accounting fees and expenses	$50,000
Legal fees and expenses	$100,000
Nasdaq Additional Listing Fee	$17,500
Miscellaneous fees and expenses	$25,250
Total	$200,000

Item 15. Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities and expenses arising under the Securities Act. The Registrant's Certificate of Incorporation and Bylaws provide for mandatory indemnification by the Registrant of all persons the Registrant may indemnify under Section 145 to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation further provides that the liability of its directors is eliminated to the fullest extent permitted by the Delaware General Corporation Law. These provisions in the Certificate of Incorporation do not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into indemnification agreements with all of its officers and directors.

Item 16. Exhibits

Exhibit Number	Description of Document
1.1	Structured Equity Line Flexible Financing Agreement between Cygnus, Inc. and Cripple Creek Securities, LLC, dated October 1, 2001.
4.1	Registration Rights Agreement, between Cygnus, Inc. and Cripple Creek Securities, LLC, dated October 1, 2001.
4.2	Specimen of Common Stock certificate of the Registrant, incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement Form S-1 No. 33-38363.

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4.3	Convertible Debenture and Warrant Purchase Agreement, incorporated by reference to Exhibit 10.41 of the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999.
4.4	Registration Rights Agreement, incorporated by reference to Exhibit 4.11 of the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999.
4.5	Form of 8.5% Convertible Debenture due 2001, incorporated by reference to Exhibit 10.42 of the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999.
4.6	Form of Common Stock Purchase Warrant, incorporated by reference to Exhibit 10.43 of the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999.
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).
24.1	Power of Attorney (see signature pages to this Registration Statement).

Item 17. Undertakings

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the

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  securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on October 12, 2001.

CYGNUS, INC.
By:	/s/ JOHN C HODGMAN John C Hodgman Chairman, President & Chief Executive Officer

POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C Hodgman as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ JOHN C HODGMAN John C Hodgman	Chairman of the Board of Directors, President & Chief Executive Officer (Principal Executive Officer)	October 12, 2001
/s/ CRAIG W. CARLSON Craig W. Carlson	Chief Financial Officer and Senior Vice President, Finance (Principal Financial Officer and Principal Accounting Officer)	October 12, 2001
/s/ FRANK T. CARY Frank T. Cary	Director	October 12, 2001

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/s/ ANDRÉ F. MARION André F. Marion	Vice Chairman of the Board of Directors	October 12, 2001
/s/ RICHARD G. ROGERS Richard G. Rogers	Director	October 12, 2001
/s/ WALTER B. WRISTON Walter B. Wriston	Director	October 12, 2001

II–5

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Structured Equity Line Flexible Financing Agreement between Cygnus, Inc. and Cripple Creek Securities, LLC, dated October 1, 2001.
4.1	Registration Rights Agreement, between Cygnus, Inc. and Cripple Creek Securities, LLC, dated October 1, 2001.
4.2	Specimen of Common Stock certificate of the Registrant, incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement Form S-1 No. 33-38363.
4.3	Convertible Debenture and Warrant Purchase Agreement, incorporated by reference to Exhibit 10.41 of the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999.
4.4	Registration Rights Agreement, incorporated by reference to Exhibit 4.11 of the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999.
4.5	Form of 8.5% Convertible Debenture due 2001, incorporated by reference to Exhibit 10.42 of the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999.
4.6	Form of Common Stock Purchase Warrant, incorporated by reference to Exhibit 10.43 of the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999.
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).
24.1	Power of Attorney (see signature pages to this Registration Statement).

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF EQUITY LINE AGREEMENT
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
IMPORTANT INFORMATION INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX